EXHIBIT 99.3

Satellos Reports Third Quarter 2026 Financial Results and Highlights Company Progress

  BASECAMP Phase 2 topline data expected in Q1 2027
  MRI-measured muscle fat fraction selected as the primary efficacy endpoint for BASECAMP
  Forazapadin cleared to begin clinical evaluation for FSHD in the U.S. and Canada; enrollment in Phase 2 TRAVERSE study expected to begin in Q1 2027
  Strong financial position with $53.0 million in cash, cash equivalents and short-term investments as of Sept. 30, 2026, expected to provide cash runway through 2027

TORONTO, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL), a clinical-stage company developing potentially life-improving medicines to treat degenerative muscle diseases, today announced financial results for the third quarter ended September 30, 2026. The company also provided an update on the clinical development of forazapadin, Satellos’ oral small molecule drug candidate designed to restore muscle regeneration in people living with Duchenne muscular dystrophy (DMD), facioscapulohumeral muscular dystrophy (FSHD) and potentially other muscle diseases.

“Our progress in the second half of 2026 reflects continued execution across our programs and brings us closer to important clinical and regulatory milestones,” said Frank Gleeson, Satellos co-founder and chief executive officer. “We are highly encouraged by our interactions with the FDA regarding the potential for an accelerated approval pathway of forazapadin in DMD and look forward to reporting topline data from BASECAMP, which we expect in the first quarter of next year. In parallel, we recently initiated start-up activities for our TRAVERSE study of forazapadin in FSHD and expect enrollment to begin in the first quarter of next year. We are also exploring opportunities to further extend our regenerative approach to other conditions where enhanced muscle regeneration could provide meaningful benefit.”

Data from BASECAMP Phase 2 pediatric study expected in Q1 2027
Enrollment has been completed for BASECAMP, a Phase 2 clinical trial evaluating forazapadin in 53 ambulatory boys with DMD aged 7, 8 or 9 years. Following interactions with the U.S. Food and Drug Administration (FDA), Satellos submitted an amended BASECAMP protocol selecting change in MRI-measured vastus lateralis fat fraction as the primary efficacy endpoint. Safety and tolerability remain primary objectives, with dynamometry and other clinical measures, including physical activity, function and biomarkers, being evaluated as secondary endpoints. Satellos believes that MRI fat fraction, together with clinical endpoints, may support a potential accelerated approval pathway for forazapadin, subject to supportive clinical data and further alignment with the FDA. Topline data from BASECAMP’s 12-week placebo-controlled period are expected in the first quarter of 2027.

Data from TRAILHEAD Phase 2 study in adults expected by the end of 2026
TRAILHEAD is a 12-month, open-label Phase 2 clinical trial designed to assess long-term safety, tolerability, efficacy and sustained functional benefit of forazapadin in adults with DMD. The company intends to report 12-month data by the end of 2026 on the four participants who transitioned from the Phase 1b study into TRAILHEAD.

Satellos to evaluate forazapadin in adults with FSHD
An Investigational New Drug Application (IND) and Clinical Trial Application (CTA) have been cleared by the U.S. FDA and Health Canada, respectively, allowing Satellos to begin clinical evaluation of forazapadin in adults with FSHD. The company has initiated start-up activities for its Phase 2 trial, known as “TRAVERSE” (NCT07872306), and expects to begin enrolling participants in the first quarter of 2027.

Additional third quarter business updates

  Satellos’ lead drug candidate, SAT-3247, was assigned “forazapadin,” as the International Nonproprietary Name, supporting its future development.
  Satellos was granted a composition of matter patent for forazapadin and adaptor-associated kinase 1 (AAK1) inhibitors by the U.S. Patent and Trademark Office, with an expiration date of Sept. 6, 2044.
  The company established a scientific advisory board of internationally recognized leaders in stem cell biology, regenerative medicine, neuroscience and small molecule chemistry who will help guide the company's long-term scientific exploration of regeneration, aging and neurodegenerative biology.

Third quarter 2026 financial results

  Cash Position: Satellos had cash, cash equivalents and short-term investments of $53.0 million as of Sept. 30, 2026, compared with $27.7 million on December 31, 2025. The increase primarily reflects proceeds from an equity offering completed in February 2026, partially offset by cash used to fund ongoing operations.
  R&D Expenses: Research and Development expenses increased to $9.0 million for the quarter ended Sept. 30, 2026, compared to $4.0 million for the quarter ended Sept. 30, 2025. The increase was primarily due to costs associated with the TRAILHEAD and BASECAMP clinical studies, as well as chemistry and manufacturing control (CMC) costs related to drug production and process performance qualification (PPQ) activities to support the clinical studies and begin commercial GMP preparations for a potential future NDA filing.
  G&A Expenses: General and Administrative expenses increased to $2.7 million for the quarter ended Sept. 30, 2026, as compared to $2.0 million for the quarter ended Sept. 30, 2025, primarily due to increased headcount and professional fees associated with public company reporting obligations.
  Net Loss: For the quarter ended Sept. 30, 2026, the company reported a net loss of $11.2 million ($0.53 loss per share), compared to a net loss of $5.8 million ($0.39 loss per share) for the quarter ended Sept. 30, 2025.

Satellos' financial statements for the quarter ended Sept. 30, 2026, and the related management's discussion and analysis (MD&A) are available on the Company website (satellos.com), EDGAR (sec.gov), and SEDAR+ (sedarplus.ca).

ABOUT FORAZAPADIN
Forazapadin is a proprietary, oral small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in degenerative muscle diseases or injury conditions. Forazapadin targets AAK1, a key protein identified by Satellos as a potential target for restoring the body’s natural muscle repair and regeneration biology, a fundamental process that is disrupted in DMD, FSHD and other degenerative conditions. By inhibiting AAK1, forazapadin treatment aims to re-establish a biochemical signal believed to be involved in supporting muscle regeneration. Satellos is advancing forazapadin as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status as either a stand-alone or adjunctive therapy. The company is also evaluating forazapadin as a genetic-mutation independent approach to FSHD.

ABOUT SATELLOS BIOSCIENCE INC.
Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed forazapadin, an orally administered small molecule AAK1 inhibitor designed to address deficits in muscle repair and regeneration. Forazapadin is being evaluated as a potential disease-modifying treatment for DMD in two Phase 2 clinical trials, BASECAMP in pediatric participants with DMD and TRAILHEAD in adults living with DMD. The company is also evaluating forazapadin in TRAVERSE, a Phase 2 clinical study in adults with FSHD. The company has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com and connect with Satellos on X, LinkedIn, Facebook and Instagram.

NOTICE ON FORWARD-LOOKING STATEMENTS
This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the therapeutic potential of forazapadin, including its potential to represent a disease-modifying approach to the therapeutic treatment of people living with DMD and as a dystrophin-independent treatment for DMD enrollment in, advancement and timing of results of forazapadin through clinical trials, including the BASECAMP, TRAILHEAD and TRAVERSE clinical trials; the potential for an accelerated approval pathway of forazapadin in DMD and the potential use of MRI-measured muscle fat fraction in support thereof; the potential of Satellos’ approach in other degenerative muscle diseases and Satellos’ plans to pursue additional muscle diseases and injury conditions in future clinical development; forazapadin's prospective impact on DMD and FSHD patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally the anticipated timing for BASECAMP and TRAILHEAD Phase 2 data; and its expectations regarding the sufficiency of its cash, cash equivalents and short-term investments to fund operations through 2027. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of Satellos. These statements are based on assumptions and subject to risks and uncertainties. In making forward looking statements, Satellos has relied on various assumptions, including but not limited to: its ability to obtain future funding on favorable terms, if at all; its ability to obtain positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; its clinical trials proceeding in accordance with anticipated timelines; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting Satellos, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management's ability to manage and to operate the business of Satellos generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos' Annual Information Form dated March 27, 2026, and amended and restated short form base shelf prospectus dated August 11, 2026 (each of which is located on Satellos' SEDAR+ profile) and incorporated by reference in Satellos’ Form F-10 filed with the Securities and Exchange Commission on August 11, 2026, and in Satellos' public filings on EDGAR (sec.gov) and SEDAR+ (sedarplus.ca). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS
Investors: Caitlin Lowie, Vice President, Investor Relations & Communications, ir@satellos.com
Media: Emily Williams, Senior Director, Communications, media@satellos.com

SATELLOS BIOSCIENCE INC. Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US Dollars) (Unaudited)

As at,	Notes	September 30, 2026	December 31, 2025
		$	$
ASSETS
Current
Cash and cash equivalents	3	6,175	9,804
Short-term investments	4	46,839	17,906
Sales tax, interest and other receivables		923	370
Prepaid expenses, deposits and other current assets	5	4,042	3,804
Total current assets		57,979	31,884

Property and equipment		6	5

TOTAL ASSETS		57,985	31,889

LIABILITIES
Accounts payable and accrued liabilities	6	7,748	4,105
Deferred contribution liability	7	614	-
Total current liabilities		8,362	4,105

Total Liabilities		8,362	4,105

SHAREHOLDERS’ EQUITY
Common Shares	8	135,443	85,828
Pre-Funded Warrants	8	17,834	15,480
Contributed surplus		12,664	10,166
Accumulated deficit		(114,624)	(81,970)
Accumulated other comprehensive loss		(1,694)	(1,720)
Total shareholders’ equity		49,623	27,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		57,985	31,889

SATELLOS BIOSCIENCE INC. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Expressed in thousands of US Dollars, except for per share amounts) (Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2026 $	2025 $	2026 $	2025 $

Research and development (“R&D”)	7,11	8,998	3,994	25,943	12,971
General and administrative (“G&A”)	11	2,679	1,972	7,942	5,841

TOTAL R&D AND G&A EXPENSES		(11,677)	(5,966)	(33,885)	(18,812)

OTHER INCOME AND EXPENSES
Finance income		535	349	1,527	1,104
Foreign exchange gain/(loss)		12	(185)	(181)	252

NET LOSS BEFORE INCOME TAXES		(11,130)	(5,802)	(32,539)	(17,456)

Income taxes		(38)	(19)	(115)	(114)

NET LOSS FOR THE PERIOD		(11,168)	(5,821)	(32,654)	(17,570)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified to net loss
Foreign currency translation adjustments		3	-	26	62

TOTAL COMPREHENSIVE LOSS		(11,165)	(5,821)	(32,628)	(17,508)

Basic and diluted loss per Common Share	8	$(0.53)	$(0.39)	$(1.62)	$(1.23)
Basic and diluted loss per Pre-Funded Warrant	8	$0.00	$0.00	$0.00	$0.00
Weighted average number of Common Shares	8	21,183,573	14,818,699	20,161,575	14,305,774

The accompanying notes are an integral part of these condensed consolidated interim financial statements.